February 12, 2016

PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA 92037
Attn: Board of Directors

To the Directors of PICO Holdings, Inc.:

Central Square Management LLC, together with its affiliates ("Central Square"), is one of the largest shareholders of PICO Holdings, Inc. ("PICO" or the "Company"), with ownership of approximately 5.6% of the outstanding shares. We are writing to express our concerns with the Company's recent announcement on February 9, 2016 that Kristina Leslie, former Chair of the Company's Board of Directors (the "Board"), and Robert Deuster, resigned from the Board and that two new directors, Howard Brod Brownstein and Raymond V. Marino II, were appointed to the Board. As you know, over the past 16 months, we have persistently and repeatedly tried to engage in a constructive dialogue with the Board and PICO's management team to discuss our concerns regarding the Company's prolonged underperformance and poor governance in addition to several strategies, which, if implemented, we believe would materially improve the Company's performance for the benefit of all PICO shareholders. As part of these efforts, we recommended on numerous occasions the addition of three highly qualified individuals to the Board, including Anthony Bergamo, James Henderson and Daniel Silvers, and called on the Board to immediately engage with us to agree on a process for seating each of Messrs. Bergamo, Henderson and Silvers, but to no avail.

We were therefore disappointed to hear that the Board appointed two new directors to replace Ms. Leslie and Mr. Deuster without even attempting to engage in meaningful dialogue with one of its largest shareholders despite our persistent efforts to work with PICO to reconstitute the Board. As we have continuously stated in our prior written and verbal correspondence, we believe fresh perspective is needed on the Board in order to put the Company on the path towards creating value *for* shareholders rather than maintaining the troubling status quo of creating wealth for Mr. Hart, the rest of his management team and Board members *at the expense of* shareholders. While we applaud the exit of Ms. Leslie and Mr. Deuster, we believe the appointments of Messrs. Brownstein and Marino represent yet another flagrant attempt by management and the Board to further entrench themselves while ignoring the highly-qualified candidates we originally recommended in October 2015 and refusing to engage in meaningful negotiations with us to reconstitute the Board.

In its February 9th announcement, the Company stated that "the input we have received from our shareholders" guided its choices for the new Board members and specifically, that Mr. Marino was a recommendation from an institutional shareholder. We find this statement to be both self-serving and highly deceptive, especially in light of Ms. Leslie's prior explicit statements to us on behalf of the Board that the candidates we proposed appeared highly-qualified to serve on the Board. However, despite the existence of these highly-qualified candidates vetted by one of its largest shareholders, the Company instead appears to have squandered additional shareholder resources by engaging a search consultant in what, we can only assume, was an effort to identify candidates that management believed would be more amenable to accommodating the status quo.

Further, the supposed "major" institutional shareholder that recommended Mr. Marino did not even hold a 1% stake in the Company as of the last date in which its ownership was disclosed. Quite simply, we believe the Board and management team preferred to appoint candidates of their own choosing and that

any claim that such appointments were "responsive" to shareholders is an illusion of "change" designed to maintain the status quo without accountability to the Company's largest shareholders. While this dynamic would seem to create a more comfortable situation for management and the remaining Board members by further entrenching themselves, we believe all shareholders would be better served with new directors who could offer more significant change to PICO's value destructive ways by being empowered to constructively question and challenge the status quo represented by PICO's management team.

In light of the recent changes, however, it appears that both the Company and Central Square now agree that a new Board is required at PICO. We merely disagree on the constitution of the Board. We remind you that since our initial public letter to Ms. Leslie and the Board in August of 2015, the Company has announced the appointment of three new directors, two of whom it claims were in response to the recommendation of its large institutional shareholders. Given PICO's refusal to add the highly qualified candidates recommended by us, one of its largest shareholders, we believe these "changes" are in reaction to our publicly stated concerns regarding the Company in an attempt to appease shareholders and divert their attention from the real issues facing the Company.

We remind you of some of our core concerns:

- Management's compensation program continues to be both excessive and misaligned with the interests of shareholders, which includes Mr. Hart's base salary that is nearly double the median of the CEO's of the Company's self-defined peer group (and that is AFTER the recent underwhelming reduction) as well as a bonus structure that continues to be poorly-aligned with shareholder interests;
- The Board has a history of overseeing value-destructive capital allocation decisions, including, among others, its calamitous investment in PICO Northstar Hallock, LLC, which we believe resulted in the destruction of more than $85 million of shareholder value;
- Ongoing corporate governance failures with no clear measurement system of, nor consequences for, management's mistakes, which we believe have led to massive shareholder value destruction;
- Bloated corporate expense structure;
- History of appropriating shareholder money, which we believe has been used to unjustly enrich management;
- A staggered Board despite shareholders' approval of a proposal at the 2015 annual meeting recommending that PICO declassify the Board, which has the effect of hampering shareholders' ability to seek true change at the Company;
- A long-term track record of share price deterioration as demonstrated by PICO's share price underperformance compared to all major indices on a YTD-basis and during all relevant trailing periods (1-, 3-, 5-, and 7-years) as depicted in the table below; and
- Poor operating performance as demonstrated by a decline in PICO's book value per share from nearly $28.00 in 4Q07 to approximately $15.00 as of 3Q15.

Total Shareholder return (PICO vs. S&P 500 index)

	YTD 2016	1-yr.	3-yr.	5-yr.	7-yr.
PICO	-15%	-47%	-59%	-72%	-66%
S&P 500	-5%	-2%	37%	69%	173%

** Source: Bloomberg. Data through Jan. 29, 2016 and assumes dividends reinvested into the index.*

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com

We believe it is highly inappropriate for the incumbent Board members and management team, which have overseen such dramatic destruction of shareholder value, to seemingly hand-pick these newly appointed directors under the illusion of change without being held accountable for the Company's poor performance. Shareholders require real and sweeping change on the Board, not just the appearance of change in reaction to the challenge of a publicly concerned and critical large shareholder.

In fact, we found the February 9th announcement to be insulting to shareholders and contrary to our recent efforts to impose appropriate corporate governance standards, which only reaffirms our belief that the current management team and Board are more interested in preserving the status quo than engaging in meaningful dialogue with one of its largest shareholders to reach an agreement that offers real and substantive change for PICO shareholders.

We once again call on PICO's Board and management team to stop their delay tactics and entrenchment measures, which continue to utilize corporate resources, by immediately engaging with us to agree on a process for seating each of Messrs. Bergamo, Henderson and Silvers, who we believe together have the right mix of skill sets and experience to help the Board address PICO's challenges and opportunities with an open mind and a keen sense of urgency. We also reiterate our request that the Company hold its 2016 annual meeting no later than April 15, 2016 to enable shareholders to establish a clear mandate for the Company and to avoid the unnecessary expense of a special meeting that another shareholder is attempting to call.

Given the Company's refusal to address our repeated concerns and suggestions to date, however, we have little confidence that any meaningful agreement will be reached. Should our concerns and requests continue to fall on deaf ears, we will be left with no choice but to nominate candidates to the Board at the upcoming annual meeting so that shareholders can be offered a choice between the current path, which we believe is characterized by self-entrenchment and value destruction, and an alternative path that we believe would create significant value for all shareholders through accountability driven by highly-qualified Board oversight. It is unfortunate – but not surprising given precedent actions of this Board – that the Board has apparently chosen to waste additional shareholder resources on a proxy contest rather than work constructively with one of its largest shareholders to implement meaningful change at the Company.

We are hopeful that the Board will recognize that avoiding a proxy contest and immediately engaging with us is in the best interests of its shareholders. As always, we remain open to engaging in a constructive dialogue with you and members of the management team to reach an agreement that offers real and substantive change for PICO shareholders.

Regards,

Kelly Cardwell, CFA
Managing Partner, Central Square Management

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com